FOURTEENTH AMENDING AGREEMENT TO
FOURTH AMENDED AND RESTATED CREDIT AGREEMENT

THIS AGREEMENT dated as of the 30th day of January, 2026.

    BETWEEN:

THE BANK OF NOVA SCOTIA, a Canadian chartered bank
   (herein, in its capacity as administrative agent for the Lenders, called the “Administrative Agent”)

and -

DENISON MINES INC., a corporation amalgamated under the laws of the Province of Ontario
   (herein in its capacity as the borrower, “DMI”)

and -

DENISON MINES CORP., a corporation amalgamated under the laws of the Province of Ontario
   (herein in its capacity as the guarantor, “DMC” and, together with DMI, the “Obligors”)

and -

THE SEVERAL LENDERS FROM TIME TO TIME PARTY THERETO
(herein and therein in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

WHEREAS the Obligors, the Lenders and the Administrative Agent entered into a fourth amended and restated credit agreement dated as of January 30, 2015, (as amended by amending agreements dated January 27, 2016, January 31, 2017, January 19, 2018, April 9, 2018, January 29, 2019, January 29, 2020, January 14, 2021, January 21, 2022, April 12, 2022, December 22, 2022, December 21, 2023, December 18, 2024 and August 11, 2025, the “Credit Agreement”);

    AND WHEREAS the parties hereto wish to, inter alia, amend certain provisions of the Credit Agreement;

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NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

ARTICLE 1
DEFINED TERMS

1.1 Capitalized Terms.

All capitalized terms which are used herein without being specifically defined herein shall have the meanings ascribed thereto in the Credit Agreement.

ARTICLE 2
AMENDMENTS TO CREDIT AGREEMENT

2.1
General Rule.

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2
Amendments.

(a)
Section 1.1 of the Credit Agreement is hereby amended by adding the following new definition in alphabetical order:

““Adjusted Tangible Net Worth” means, at any particular time, the Tangible Net Worth at such time, adjusted to exclude the IFRS accounting values for the Convertible Unsecured Note Indebtedness, and to include the face value of the Convertible Unsecured Note Indebtedness, translated to Canadian dollars at the period end date. For the avoidance of doubt, any cash settlement, termination payment or exercise of such Convertible Unsecured Note Indebtedness shall be reflected in the Adjusted Tangible Net Worth when realized.”

(b)
Section 1.1 of the Credit Agreement is hereby amended by deleting the definition of “Maturity Date” and replacing it with the following:

““Maturity Date” means January 31, 2027.”

(c)
Section 11.1(o) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(o) Adjusted Tangible Net Worth. The Parent shall, at all times, cause the consolidated Adjusted Tangible Net Worth to be greater than or equal to $131,000,000.”

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(d)
Schedule B to the Credit Agreement is hereby deleted in its entirety and replaced with “Schedule B” attached hereto.

ARTICLE  3
CONDITIONS PRECEDENT

3.1 Conditions Precedent.

This agreement shall not become effective until the Administrative Agent, for and on behalf of the Lenders, has received from the Obligors (i) a non-refundable extension fee in the amount of $25,000, (ii) an officer certificate of a senior officer of each Obligor together with a certified true copy of a resolution of the board of directors of the Borrower authorizing its execution, delivery and performance of the Credit Agreement, as amended by this agreement, (iii) a legal opinion of counsel to the Obligors addressed to the Administrative Agent and the Lenders relating to the status and capacity of each Obligor and the due authorization, execution and delivery of this agreement, the enforceability of the Credit Agreement as amended by this agreement and such other matters as the Administrative Agent may reasonably request, and (iv) except as delivered under the Existing Credit Agreement, share certificates representing all of the issued and outstanding shares of the Borrower duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney or as otherwise required under Applicable Law.

ARTICLE 4
MISCELLANEOUS

4.1
No Default.

The Obligors represent and warrant to and in favour of the Administrative Agent and the Lenders that no Default has occurred and is continuing as at the date this agreement becomes effective and no Default would arise immediately thereafter.

4.2
Future References to the Credit Agreement.

On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

4.3
Governing Law.

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

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4.4
Enurement.

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

4.5
Further Assurances.

The Obligors shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

4.6
Counterparts.

This agreement may be executed and delivered in one or more original, emailed (in
.pdf format), faxed or by other electronic means, signed counterparts, and by different parties in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

4.7
Confirmation of Security.

Each Obligor confirms and agrees that the Liens and other obligations expressed to be created under or pursuant to each Security Document to which it is a party shall be binding upon such Obligor and its collateral (as described in each such Security Document) shall be unaffected by and shall continue in full force and effect notwithstanding the amendment to the Credit Agreement as constituted hereby and the execution and delivery and effectiveness of this agreement shall not in any manner whatsoever reduce, release, discharge, impair or otherwise prejudice or change the rights of the Finance Parties arising under, by reason of or otherwise in respect of such Liens and other obligations constituted by each such Security Document. For the avoidance of doubt, each Obligor hereby confirms that each Security Document to which it is a party secures its Secured Obligations and that each such Security Document continues in full force and effect.

[Remainder of page intentionally blank.]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this agreement on the date first above written.

Denison Mines Inc. 1100 - 40 University Avenue Toronto, ON M5J 1T1	DENISON MINES INC.
By: (signed)
Attention: Chief Financial Officer Telefax: (416) 979-5893	Name: David Cates Title: President & CEO
By: (signed)
Name: Elizabeth Sidle Title: Chief Financial Officer
Denison Mines Corp. 1100 - 40 University Avenue Toronto, ON M5J 1T1	DENISON MINES CORP.
By: (signed)
Attention: Chief Financial Officer Telefax: (416) 979-5893	Name: David Cates Title: President & CEO
By: (signed)
Name: Elizabeth Sidle Title: Vice President, Finance and Chief Financial Officer
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The Bank of Nova Scotia Corporate Banking – Loan Syndications 40 Temperance Street, 6th Floor Toronto, Ontario M5H 0B4	THE BANK OF NOVA SCOTIA, as Administrative Agent
Attention: Managing Director	By: (signed)
Telefax: (416) 866-3329	Name: Elizabeth Daponte Title: Managing Director
By: (signed)
Name: Lavinia Ban
Title: Associate Director

The Bank of Nova Scotia Corporate Banking – Global Mining 40 Temperance Street, 6th Floor	THE BANK OF NOVA SCOTIA, as Lender
Toronto, Ontario M5H 0B4	By: (signed)
Name: Elizabeth Daponte
Attention: Managing Director	Title: Managing Director
Telefax: (416) 866-2009
By: (signed)
Name: Lavinia Ban
Title: Associate Director
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SCHEDULE B COMPLIANCE CERTIFICATE

TO:	THE BANK OF NOVA SCOTIA

I,  , the [senior financial officer] of Denison Mines Corp, hereby certify that:

1.
I am the duly appointed [<@>] of Denison Mines Corp., the parent named in the fourth amended and restated credit agreement made as of January 30, 2015 (as amended to the date hereof, the “Credit Agreement”) between, Denison Mines Inc., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders and as such I am providing this Certificate for and on behalf of Denison Mines Corp. and Denison Mines Inc. pursuant to the Credit Agreement.

2.
I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article, 10, Article 11 and Article 13 therein.

3.
To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

As at or for the relevant period ending  , the amount and financial ratio as contained in Section 11.1(o) of the Credit Agreement is as follows and detailed calculations thereof are attached hereto:

	Actual Amount or Ratio	Required Amount or Ratio
(a) Adjusted Tangible Net Worth		$131,000,000

4.
1Attached hereto is a revised updated Schedule E of the Credit Agreement.

5.
Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

DATED this  day of  , 20  .

(Signature)
(Name - please print)
(Title of Senior Financial Officer)

1  Only required to extent necessary pursuant to Section 10.1(n) of the Credit Agreement.

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- [Insert Page Number] -

CALCULATION WORKSHEET

Adjusted Tangible Net Worth

Actual:

Equity as of financial statements dated [ ]	$<@>
Less:
Goodwill and other intangible assets	$<@>
Tangible Net Worth	$<@>
Less:
IFRS accounting values for Convertible Unsecured Note Indebtedness	$<@>2
Plus:
Face Value of Convertible Unsecured Note Indebtedness	$<@>3

Minimum Required:

Minimum Level	$131,000,000

Compliance [Yes]/[No]

2 Amount to be converted to Canadian dollars as of the date of calculation.
3 Amount to be converted to Canadian dollars as of the date of calculation.

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